TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2020 AND 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Balk 212-698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CitrinCooperman LLC
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Schlesinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & COO

Title

Notary Public

KELSEY D GRAHAM III
Notary Public - State of New York
No. 02GR6361094
Qualified in New York County
Commission Expires July 3, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOCQUEVILLE SECURITIES L.P.

DECEMBER 31, 2020 AND 2019

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. as of December 31, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on Tocqueville Securities L.P.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Tocqueville Securities L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits present a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Tocqueville Securities L.P.'s auditor since 2010.
White Plains, New York
February 27, 2021

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
Cash and cash equivalents	$ 1,964,792	$ 2,873,386
Commissions receivable	216,194	172,406
Distribution fees receivable	114,755	328,038
Due from clearing broker	48,418	-
Prepaid expenses	64,313	60,929
Clearing deposit	100,000	100,000
Total Assets	$ 2,508,472	$ 3,534,759

LIABILITIES AND PARTNERS' CAPITAL

	2020	2019
LIABILITIES		
Accounts payable and accrued expenses	$ 139,243	$ 330,582
Accrued distribution fees	60,304	362,407
Due to clearing broker	-	1,111
Due to limited partner	89,225	173,453
Total Liabilities	288,772	867,553
PARTNERS' CAPITAL		
General partner	22,197	26,672
Limited partner	2,197,503	2,640,534
Total Partners' Capital	2,219,700	2,667,206
Total Liabilities and Partners' Capital	$ 2,508,472	$ 3,534,759

See accompanying notes to financial statements.

1. ORGANIZATION

Tocqueville Securities L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the general partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of six separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund, and The Tocqueville Select Fund (collectively, the "Funds") . Effective January 2019, the Trust sold the rights to manage the Tocqueville International Value Fund to another adviser. In February 2019, the Delafield Fund was renamed the Tocqueville Phoenix Fund. Effective November 2019, the Tocqueville Select Fund was reorganized into the Tocqueville Phoenix Fund and subsequent liquidation and dissolution of the Tocqueville Select Fund occurred. Effective January 2020, the Trust sold the Tocqueville Gold Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's statements of financial condition were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of statements of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Brokerage Commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Partnership has entered into contracts with the Funds whereby the Partnership is paid monthly fees ("12b-1 fees") for providing certain services to customers and distributing shares of the Funds. The 12b-1 fees are generally equal to a fixed percentage of the average daily net assets of the funds for which the Partnership is a distributor. Payments are generally collected when due. The passage of time reflects the satisfaction of the Partnership's performance obligations to the Funds, and is used to recognize revenue associated with 12b-1 fees.

Other income

Other income consisted primarily of money market fund distribution fees for customers' balances in the Federated Money Fund and Pershing Government Money Fund. The passage of time reflects the satisfaction of the Partnership's performance obligations, and is used to recognize revenue associated with money market fund distribution fees. For December 31, 2020 and 2019, the fees received were $357,389 and $684,330 respectively.

Cash and Cash Equivalents

At December 31, 2020 and 2019, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Risk

The Partnership maintains its cash with various financial institutions in amounts that at times may exceed the federal insurance limit. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2020 and 2019.

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Partnership remains subject to the New York City unincorporated business tax, a provision for which has been included in the financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is subject to tax examinations by taxing authorities.

Allocation of Management Fee

Certain regulatory authorities require that the management fee paid to TMC be allocated based on the services provided by the general partner’s employees. The Partnership has reflected this allocation for financial statement presentation only.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses* (*Topic 326*). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and commission receivables, distribution fees receivables and due from other broker), the Broker-Dealer has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in partners' capital.

Subsequent Events

The Partnership has evaluated subsequent events through February 27, 2021, the date on which these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Revenue Recognition

The Partnership recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounts Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers,* and all related amendments ("ASC 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Partnership had regulatory net capital of $1,970,639, which was $1,945,639 in excess of its required net capital of $25,000. At December 31, 2020, the Partnership's ratio of aggregate indebtedness to net capital was 0.15 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and did not maintain possession or control of any customer funds or securities as of December 31, 2020.

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on

4. INDEMNIFICATION (continued)

its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $893,899 and $1,102,315 in distribution fee income in 2020 and 2019, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2020 and 2019, the Partnership had a distribution fee receivable of $114,754 and $328,038, respectively. The Partnership's distribution fee revenue is net of payments due for distribution fee revenue earned by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $60,304 and $362,407 at December 31, 2020 and 2019, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a tax deferred savings plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. For 2020 and 2019, the Plan did not incur any expense that required a portion to be allocated to the Partnership.

7. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, TMC provides certain services to TAMLP and the Partnership that are necessary to conduct business. TMC receives a management fee from TAMLP and the Partnership. The management fee includes the services provided by TMC's employees (salaries, payroll taxes, 401(k) expense, rent, management services, and general administrative expenses), which are allocated between TAMLP and the Partnership based on each entity's estimated contribution to gross income.

7. RELATED PARTY TRANSACTIONS (continued)

The Partnership reimburses TAMLP for its portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by TMC, as required by regulatory authorities. During the years ended December 31, 2020 and 2019, the costs of such services were $2,238,636 and $2,675,948, respectively. At December 31, 2020, and 2019, the Partnership owed $89,225 and $173,453, respectively, for these advance payment of services.

8. DISTRIBUTIONS TO PARTNERS

The Partnership does not anticipate any distributions.

9. RISKS AND UNCERTAINTIES

Beginning in March 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company's performance. However, the related financial impact and the duration cannot be reasonably estimated at this time.